

September 12, 2011

Via E-mail
Barry J. Sanders, Chief Executive Officer
EuroSite Power Inc.
45 First Avenue
Waltham, MA 02451

> **Re:** **EuroSite Power Inc.**
> **Form 10-12G**
> **Filed August 16, 2011**
> **File No. 000-54484**

Dear Mr. Sanders:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should withdraw the Form 10 prior to effectiveness and refile a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed.

Business, page 1

2. Please add a diagram that illustrates your corporate structure in this section of the filing. Include your affiliations with American DG Energy, GlenRose Instruments Inc., Tecogen

and Ilios, and identify the persons or class of persons who beneficially own these entities and their percentage ownership.

3. We note your disclosure on page 53 that your Chairman is the Chief Executive Officer of American DG Energy and that your Chief Executive Officer is the President and Chief Operating Officer of American DG Energy and devotes part of his business time to the affairs of American DG Energy and his salary is paid by American DG Energy, but a portion is reimbursed by the Company. Also, your Chief Financial Officer devotes part of his business time to the affairs of American DG Energy, GlenRose Instruments Inc., Tecogen and Ilios, all affiliates of the Company. His salary is paid by American DG Energy but a portion is reimbursed by GlenRose Instruments Inc. and by the Company. Please revise this section of the filing to describe in detail these relationships and agreements, and any other material affiliations. Please also disclose the number of hours per week each of your executive officers spend on the Company's business.

4. The market opportunity language overwhelms the depiction of your proposed business. Please revise this section and also describe the specific risks that you face. For example, we note in the risk factors you state that "[your] On-Site Utility concept is largely unproven, even in the United States, and may not be accepted by a sufficient number of customers in [your] target markets." Please also disclose the net losses incurred by American DG Energy.

5. Your disclosure indicates that you are a development stage company and as of and for the period ended June 30, 2011 you have:

    *   no revenues or costs of sales since July 9, 2010 (inception),
    *   no assets other than $3,225,862 in cash, $172,531 in inventory and $1,347 in property, plant and equipment,
    *   no contracts or agreements with customers or suppliers, and
    *   conducted little business activity other than raising initial capital and filing this registration statement.

    Furthermore, you disclose on page 10 that you have not yet commenced active operations. Please revise your disclosure throughout the filing to clarify that you are a development stage company with no operations and remove all references in the document can imply you have operations, generate revenues or that you currently sell products. For example, you make the following statements:

    *   "Our On-Site Utility supplies electricity, heat, …" (page 1);
    *   "The Company's natural gas-powered cogeneration systems are highly reliable and energy efficient" (page 1);
    *   "The Company purchases energy equipment from various suppliers" (page 2);
    *   "We supply cogeneration systems …" (page 3);
    *   "Our customers use both our energy system and …" (page 5);
    *   "Our customers are contractually bound to use the energy we supply" (page 5); and

- "We enter into contracts with large commercial and not-for-profit customers …" (page 12).

  Note that this is not meant to represent an all-inclusive list of where your disclosure should be improved.

6. We note your discussion here and throughout your document regarding your business model to introduce "On-Site-Utility" to the United Kingdom and European markets. If known, please disclose the expected timeline in which you plan to implement your business model and begin selling and generating revenues in the United Kingdom. If your timeline is unknown at this time, please state this.

7. Given that you are currently in the development stage, please disclose the events or milestones that you will need to accomplish in order to implement your business plan in the next 12 months. In this regard, your disclosure should fully describe each event or milestone, discuss how you will perform or achieve each event or milestone, quantify the estimated cost(s) to achieve each event or milestone and delineate the timeframe for achieving each event or milestone. In addition, provide a more detailed description of the type of equipment you plan to install and the fuel it will use.

8. In the tenth bullet point on page 2, please expand your disclosure to better explain why you believe central London and Europe represent a "special opportunity and advantage to sell cooling."

9. In the first full paragraph on page 2 immediately after your bullet points, you state that CHP is widely supported in Europe and in the European Union and that there many forms of government assistance to promote its use. Please expand your disclosure to explain the nature and extent of government assistance to promote CHP.

10. In the first paragraph on page 3, please provide support for your statement that the products you will purchase from Ilios are "ultra-high-efficient heating products." Similarly, in the third paragraph on page 3, please provide support for your assertion that coal accounts for more than half of all electric power generated. In this regard, disclose whether this information is based upon management's belief, industry data, reports/articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please provide these documents to us, appropriately marked and dated.

11. We note in footnote 1 on page 3 that you cite an article or report by the Energy Information Administration. We also note on page 4 that you cite a statement on the EPA's website. Please provide us copies of these sources, appropriately marked and dated.

12. In the first bullet point on page 4, please provide support that your On-Site Utility approach results in an increase in energy efficiency. Similarly, provide support for the fifth bullet point in which you claim that "the system provides exhaust emissions well below the world's strictest regional environmental standards." Also, please support your statement that it leads to an 80% efficient use of energy. In this regard, disclose whether this information is based upon management's belief, industry data, reports/articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please provide these documents to us, appropriately marked and dated.

13. Please delete your anticipated economics example on page 7, unless you have adequate support for these statements.

14. Please clarify your statements on page 8 under "Other Funding and Revenue Opportunities." Since you have no operations, it appears that your energy systems are not currently available.

Financial Information, page 15

Results of Operation, page 15

For the Six Months Ended June 30, 2011, page 15

Operating Expenses, page 16

15. Please describe the specific types of expenses incurred that are classified as general and administrative operating expenses.

Executive Officers and Directors, page 20

16. Please revise to describe the business experience of Messrs. Hamblyn, Ghoniem, Devas and Meier for the past five years, or clarify your disclosure by adding dates or the duration of employment. See Item 401(e) of Regulation S-K.

Executive Compensation, page 25

17. We note that you disclose no compensation being paid to your executives. However, you also disclose that a portion of your Chief Executive Officer's and your Chief Financial Officer's salary is reimbursed by you to American DG Energy. Please revise to disclose the amounts that you reimburse to American DG for the services of each of your executives.

Employment Contracts and Change-in-Control Arrangement, page 29

18. Please describe the material terms of Mr. Hamblyn's employment agreement and file it as an exhibit.

19. We note your reference to "Grants of Equity Incentive Plan Awards;" however, this disclosure has not been provided. Please revise.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 30

20. Please state the names of the promoters of the Company. As to any assets acquired by the Company from any promoter, state the amount at which the assets were acquired and the principle followed in determining such amount, and identify the persons making the determination and their relationship, if any, with the Company or any promoter. If the assets were acquired by the promoter within two years prior to their transfer to the Company, also state the cost thereof to the promoter. For example, we note your disclosure on page 16 that your inventory balance increased to $172,531 in the first six months of 2011 compared to $128,406 at December 31, 2010 due to the purchase of an energy system from American DG Energy for the United Kingdom. See Item 404(c) of Regulation S-K.

21. Please list all parents of the Company showing the basis of control and as to each parent, the percentage of voting securities owned or other basis of control by its immediate parent, if any. See Item 404(d)(3) of Regulation S-K.

Item 13. Financial Statements and Supplementary Data, page 41

Notes to Consolidated Financial Statements, page 47

Note 4 – Stockholders' Equity, page 51

Warrants, page 52

22. Please tell us how you accounted for the July 12, 2010 warrant issuance to Nettlestone Enterprises Limited and whether this warrant issuance was done in conjunction with the sale of five million common stock shares to Nettlestone Enterprises Limited for $5,000 on July 9, 2010.

Note 6 – Related Parties, page 53

23. We note from page 18 that your headquarter offices are shared with American DG Energy Inc. and American DG Energy Inc. is not currently charging rental expense for your share of office space. Please disclose this arrangement here and in Item 7. Certain Relationships and Related Transaction, and Director Independence on page 30. Refer to ASC 850-10-50-1.

Signature, page 56

24. In your next amendment please ensure that your signature page is dated, as required by the form.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant at (202) 551-3323 or James Allegretto, Senior Assistant Chief Accountant at (202) 551-3720 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at (202) 551-3342, or Brigitte Lippmann, Special Counsel at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Assistant Director